IMMUNOMATICS

Donor matching technology to improve transplant success rates

INVESTOR’S DECK

Immunomatics, Inc. | San Diego, CA | June 2026



THE PROBLEM

Too many failed transplants

SOLID ORGAN TRANSPLANT

1 in 5

kidney transplants fail within 5 years.

Patients face rejection, return to dialysis and waitlist for retransplant.

BLOOD STEM CELL TRANSPLANT

GVHD
15-35%

Cancer relapse
25-50%

Major causes of death.

ALLOGENIC CELL THERAPIES

LOW EFFICACY

Allogeneic (”off-the-shelf”) CAR-T cell therapies

Pancreatic beta cells for type-1 diabetes

OUR STORY

"I am alive today because I received a blood stem cell transplant to treat relapsed lymphoma. But when my doctors evaluated potential donors, none was a perfect match, and there was no way to predict which donor would be safest. I realized we need better tools to guide one of the most important decisions in transplantation."

Lidio Meireles, PhD · Founder & CEO · Stem cell transplant survivor



OUR MISSION

Improve transplant success rates with better donor-recipient matching technology.



OUR SOLUTION

Better matches, better outcomes

Current practice treats most HLA mismatches the same risk.

But some mismatches are safe, others cause immune rejection.

Immunomatics leverage AI and Computational Biology to assess the risk of donor-recipient incompatibilities:

- Help clinicians select the safest donor for each patient.
- Guides personalized immunosuppression strategies to reduce infections and drug side effects.
- Expands the donor pool, especially for minority patients.

Rejection risk score


LOW
HIGH
0.18
LOW REJECTION RISK

Personalized risk assessment can save lives and reduce costs.

- Traditionally, blood stem cell transplants required HLA-matched donors (**Donor A**).
- Recent advances in transplant protocols—PTCy—shifted the focus toward balancing **low-risk HLA mismatches** with **donor characteristics** such as age and gender (**Donor C**).

RECIPIENT

High-risk leukemia

49 · Male

TRANSPLANT PROTOCOL

· Reduced-intensity conditioning
· PTCy GVHD prophylaxis

DONOR A

Related (sister)

52 · Female

· 0 mismatch
· Older donor
· Female to male

MEDIUM RISK

DONOR B

Registry

30 · Female

· 1 high-risk mismatch
· Young donor
· Female to male

HIGH RISK

DONOR C ✓ BEST

Registry

26 · Male

· 2 low-risk mismatches
· Young donor
· Male to male

LOW RISK

LOCUS	RECIPIENT	DONOR A	DONOR B	DONOR C
HLA-A	02:01 / 03:01	02:01 / 03:01	02:01 / 03:01	02:01 / 03:01
HLA-B	07:01 / 15:01	07:01 / 15:01	07:01 / 15:07 HR	07:01 / 15:01
HLA-C	03:03 / 08:01	03:03 / 08:01	03:03 / 08:01	03:04 / 08:01 LR
HLA-DRB1	11:04 / 15:01	11:04 / 15:01	11:04 / 15:01	11:01 / 15:01 LR
HLA-DQB1	03:01 / 06:02	03:01 / 06:02	03:01 / 06:02	03:01 / 06:02

Illustrative; risk modeling in development, subject to clinical validation.

BUSINESS MODEL - TARGET CUSTOMERS

B2B SaaS agreements with annual contract value that scale with transplant volume

Primary Targets

Transplant Centers

Safer donor selection, and personalized immunosuppression for patients.

Histocompatibility Labs

Advanced risk assessment integrated into services.

Targets for Expansion

Donor Registries

Improved donor-recipient matching worldwide.

Biotech & Pharma

Assessing mismatch impact for allogeneic cell therapies.

Government Programs

Strengthening national transplant systems.

6

MARKET OPPORTUNITY

Initial wedge: U.S. transplant centers, with global upside

GLOBAL TAM

$220M

annual initial global market opportunity

220K transplant procedures × $1K software value / transplant

Excludes future expansion into allogeneic cell therapies and biotech collaboration agreements.

U.S. MARKET

$116M

annual U.S. market opportunity

49K organ + 9K allogeneic blood stem cell transplants

401 specialized centers

$2K annual software value / transplant

Go-to-Market Goals

10–30
early-adopter institutional accounts

→

2.5–7.5%
of the U.S. transplant network

→

$2M–$6M
Initial ARR, at ~$200K average contract value

Estimates reflect internal planning assumptions and remain subject to product performance, clinical validation, pricing and commercial execution.

Roadmap

NOW
Foundation
- ✓ $207K NIH SBIR Phase I (non-dilutive) + $120K founder investment
- ✓ Prototype model developed
- ✓ Access to U.S. solid organ transplant registry
- ✓ Collaboration with UC San Diego’s Immunogenetics & Transplantation Lab

NEXT 12-18 MONTHS
Execution
- ✓ Model refinement & proof of concept
- ✓ Pilot programs at transplant centers
- ✓ Patent filings
- ✓ **Secure NIH SBIR Phase II ($2M, non-dilutive)**

DESTINATION
Vision
- ✓ Regulatory clearance
- ✓ Go-to-market
- ✓ Expansion across the U.S. and abroad

Future projections are not guaranteed

OUR TEAM

CORE TEAM



Lidio Meireles, PhD, MS
Founder & CEO
Stem cell transplant survivor and scientist trained in computational biology and AI. Experience includes contributions to FDA-approved therapeutics at Vertex Pharmaceuticals.



Tonislav Ivanov, MS
Senior AI Scientist
Specializes in deep learning, with 10+ years of experience spanning the aerospace, healthcare, and semiconductor sectors.



David Lima, MS Candidate
AI Scientist
Specializes in deep learning for biomedical applications, including computational histopathology software to assess renal glomerular lesions.

ADVISORS & CONSULTANTS



Gerald Morris MD, PhD
Scientific Advisor
Professor and Director of the Immunogenetics and Transplantation Laboratory at UC San Diego. Advises on transplant immunology. Reference to UCSD for identification purposes only and does not imply university endorsement or support.



Vera Tomazella, PhD
Biostatistician, Consultant
Professor of Biostatistics at the Federal University of Sao Carlos (UFSCar). Specializes in survival analysis, cure fraction models, and frailty modeling. Advises on survival analysis methods.



Danilo Alvares, PhD
Biostatistician, Consultant
Postdoctoral Research Fellow at the University of Sao Paulo; Visiting Researcher at the MRC Biostatistics Unit, University of Cambridge. Specializes in survival analysis and Bayesian methods. Advises and conducts survival analyses.

INVESTMENT ASK

Join us in improving transplant outcomes

Raising $500K via Simple Agreement for Future Equity (SAFE)

- 20% discount
- $8M post-money valuation cap

Immunomatics' Crowdfunding Page

wefunder.com/immunomatics

USE OF FUNDS

Product development and proof-of-concept (50%)
Refine algorithms, benchmark performance, and execute early clinical validation/proof of concept.

Data acquisition and strategic partnerships (20%)
Expand access to transplant outcomes datasets and build relationships with leading transplant centers.

Intellectual property protection (20%)
File and main patent applications in the U.S. and key markets abroad.

Specialist support (10%)
Hire external expertise in clinical and regulatory areas.

Likely acquirers in transplant diagnostics

CareDx®
Your Partner in Transplant Care™

GENDX

ThermoFisher SCIENTIFIC

werfen

eurofins

labcorp

BIO-RAD

QIAGEN

eurobio SCIENTIFIC

Future projections are not guaranteed

IMMUNOMATICS

Giving every transplant a safer chance.

Immunomatics' Crowdfunding Page

wefunder.com/immunomatics

For more information or to schedule a meeting



Lidio Meireles, PhD
Founder - CEO
[redacted]

linkedin.com/in/lidio



ADDITIONAL SLIDES

Multiple paths to scale

Land and Expand

Widen adoption across additional transplant departments within existing hospital networks to increase our Annual Contract Value per customer.

Geographic Expansion

Scale sales and regulatory efforts into the high-volume European, Asia-Pacific, and Brazilian markets.

Strategic Out-Licensing

Partner with multinational transplant diagnostic companies to integrate our AI models directly into their existing software ecosystems.

Biopharma Partnerships

Commercial agreements with biotech and cell therapy companies that need advanced immune-compatibility modeling.

Safer, stronger Allogenic cell therapies

Our solution to cell therapy rejection with HLA matching

The Challenge

- Rejection from host immune system due to HLA disparity.
- Poor persistence and efficacy of infused cells.
- GVHD risks in T-cell therapies.

Current approaches rely on broad immunosuppression or complex gene edits

Our Solution

Match patient HLA with biobanked allogeneic cell therapies.

- Optimize donor pools to maximize "fit" across diverse populations.
- Improve persistence, safety, and treatment efficacy.

How better donor matches improve transplant outcomes

Solid Organ Transplants

- Permissible mismatches → fewer rejections → fewer graft failures → more lives saved

Blood Stem Cell Transplants

- Permissible mismatches → fewer GVHD → improved survival & qualify of life
- Selective mismatches → enhanced graft-versus-leukemia (GvL) → fewer cancer relapses
- **Opportunity for optimizing donor selection with PTCy-expanded donor pools**

Allogeneic Cell Therapies

- Permissible mismatches → fewer rejections → longer cell persistence & improved efficacy

TECHNICAL

Deep Survival Analysis for Transplant Outcomes

Classical Survival Analysis (e.g. COX Proportional Hazards)

Input donor/recipient variables (**x**)

$$\boldsymbol{x} = [x_1, x_2, \dots, x_p]$$

Hazard function — linear predictor

$$h(t \mid \boldsymbol{x}) = h_0(t)\exp(\underbrace{\beta_1 x_1 + \cdots + \beta_p x_p}_{\text{linear predictor}})$$



Survival Probability
Time
Low Risk
Medium Risk
High Risk

Deep Survival Analysis

$$\boldsymbol{x} = [x_1, x_2, \dots, x_p]$$

HLA Sequences



Output

Hazard function $h(t \mid \boldsymbol{x}) = h_0(t)\exp(\ \bullet\ )$



Survival Probability
Time
Low Risk
Medium Risk
High Risk

Better risk prediction